UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1st - 31st March 2023

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Transaction in Own Shares (01 March 2023)	Announcement Total Voting Rights (01 March 2023)
Announcement Transaction in Own Shares (02 March 2023)	Announcement Transaction in Own Shares (03 March 2023)
Announcement Transaction in Own Shares (03 March 2023)	Announcement Transaction in Own Shares (07 March 2023)
Announcement Transaction in Own Shares (08 March 2023)	Announcement Director/PDMR Shareholding (08 March 2023)
Announcement Transaction in Own Shares (09 March 2023)	Announcement Transaction in Own Shares (10 March 2023)
Announcement Diageo completes acquisition of Don Papa Rum (10 March 2023)	Announcement Director/PDMR Shareholding (10 March 2023)
Announcement Director/PDMR Shareholding (10 March 2023)	Announcement Transaction in Own Shares (13 March 2023)
Announcement Transaction in Own Shares (14 March 2023)	Announcement Transaction in Own Shares (15 March 2023)
Announcement Transaction in Own Shares (16 March 2023)	Announcement Transaction in Own Shares (17 March 2023)
Announcement Transaction in Own Shares (17 March 2023)	Announcement Transaction in Own Shares (21 March 2023)
Announcement Transaction in Own Shares (22 March 2023)	Announcement Transaction in Own Shares (23 March 2023)
Announcement Close of partial tender offer for shares in EABL (24 March 2023)	Announcement Transaction in Own Shares (24 March 2023)
Announcement Transaction in Own Shares (27 March 2023)	Announcement Transaction in Own Shares (27 March 2023)
Announcement Diageo announces CEO transition (28 March 2023)	Announcement Transaction in Own Shares (28 March 2023)
Announcement Transaction in Own Shares (29 March 2023)	Announcement Transaction in Own Shares (30 March 2023)
Announcement Transaction in Own Shares (31 March 2023)

Diageo PLC – Transaction in Own Shares
Dated 01 March 2023

Diageo plc
Transaction in Own Shares
28 February 2023

Diageo plc ('Diageo') announces that on 28 February 2023 it has purchased 100 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 February 2023	100	3,577.00	3,575.00	3,576.50	XLON
28 February 2023	-	-	-	-	CHIX
28 February 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4198R_1-2023-2-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Total Voting Rights
Dated 01 March 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 28 February 2023 consisted of 2,472,686,768 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 213,023,392 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,259,663,376 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 March 2023

Diageo PLC – Transaction in Own Shares
Dated 02 March 2023

Diageo plc
Transaction in Own Shares
01 March 2023

Diageo plc ('Diageo') announces that on 01 March 2023 it has purchased 100 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 March 2023	100	3,530.50	3,530.00	3,530.14	XLON
01 March 2023	-	-	-	-	CHIX
01 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5915R_1-2023-3-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 March 2023

Diageo plc
Transaction in Own Shares
02 March 2023

Diageo plc ('Diageo') announces that on 02 March 2023 it has purchased 487,500 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 March 2023	487,500	3,582.00	3,491.50	3,549.95	XLON
02 March 2023	-	-	-	-	CHIX
02 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7413R_1-2023-3-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 March 2023

Diageo plc
Transaction in Own Shares
03 March 2023

Diageo plc ('Diageo') announces that on 03 March 2023 it has purchased 365,600 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 March 2023	365,600	3,608.50	3,569.50	3,587.04	XLON
03 March 2023	-	-	-	-	CHIX
03 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9170R_1-2023-3-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 07 March 2023

Diageo plc
Transaction in Own Shares
06 March 2023

Diageo plc ('Diageo') announces that on 06 March 2023 it has purchased 272,187 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 March 2023	272,187	3,577.50	3,528.00	3,549.28	XLON
06 March 2023	-	-	-	-	CHIX
06 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0715S_1-2023-3-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 March 2023

Diageo plc
Transaction in Own Shares
07 March 2023

Diageo plc ('Diageo') announces that on 07 March 2023 it has purchased 153,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 March 2023	153,000	3,575.00	3,525.00	3,559.61	XLON
07 March 2023	-	-	-	-	CHIX
07 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement ..http://www.rns-pdf.londonstockexchange.com/rns/2167S_1-2023-3-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 08 March 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 7 March 2023, awards under the Diageo 2014 Long Term Incentive Plan were released over Ordinary Shares or American Depositary Shares.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

08 March 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	5,320
		2.	£35.39	2,397
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-07
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	5,872
		2.	£35.39	2,767
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-07
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Claudia Schubert
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depository Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	1,466
		2.	$172.82	1,466
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-07
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (NYSE)

Diageo PLC – Transaction in Own Shares
Dated 09 March 2023

Diageo plc
Transaction in Own Shares
08 March 2023

Diageo plc ('Diageo') announces that on 08 March 2023 it has purchased 203,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 March 2023	203,000	3,554.00	3,533.50	3,545.88	XLON
08 March 2023	-	-	-	-	CHIX
08 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3636S_1-2023-3-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 10 March 2023

Diageo plc
Transaction in Own Shares
09 March 2023

Diageo plc ('Diageo') announces that on 09 March 2023 it has purchased 162,500 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 March 2023	162,500	3,549.50	3,517.00	3,535.84	XLON
09 March 2023	-	-	-	-	CHIX
09 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5072S_1-2023-3-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Diageo completes acquisition of Don Papa Rum
Dated 10 March 2023

Diageo completes acquisition of Don Papa Rum

10 MARCH 2023: Further to the announcement on 17 January 2023, Diageo today announces that it has completed the acquisition of Don Papa Rum, a super-premium, dark rum from the Philippines.

This acquisition is in line with Diageo's strategy to acquire high growth brands with attractive margins that support premiumisation.

ENDS

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal and JeB whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

About Don Papa Rum

Available in over 30 countries worldwide, Don Papa Rum is a super-premium dark rum from the Philippines. Distilled and aged in American oak barrels on the island of Negros Occidental (known locally as 'Sugarlandia'), the pure, original Negros sugar cane is the foundation for Don Papa Rum's long, rich-textured finish and flavours of vanilla, honey, and candied fruits. The namesake of Don Papa Rum is inspired by the unsung hero and mystic, Papa Isio, who was one of the leading figures of the late 19th century Philippine revolution. Initially a foreman at a sugar plantation, his leadership and courage played a critical part in liberating the island of Negros from Spanish rule. Don Papa is inspired by his legend and captures his spirit and sense of magic in every bottle.

For further information, please contact:

Diageo Global Press Office         press@diageo.com           +44 (0) 7803 856 200

Investor relations            Investor.relations@diageo.com

Diageo PLC – Director/PDMR Shareholding
Dated 10 March 2023

 Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 March 2023, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 March 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£35.08	236
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 March 2023

 Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 March 2023, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 March 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.38	3
		2.	Nil	1
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.38	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.38	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-10
f)	Place of transaction	3. London Stock Exchange (XLON) 4. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.38	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.38	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.38	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.38	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 13 March 2023

Diageo plc
Transaction in Own Shares
10 March 2023

Diageo plc ('Diageo') announces that on 10 March 2023 it has purchased 250,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 March 2023	250,000	3,568.00	3,487.50	3,512.91	XLON
10 March 2023	-	-	-	-	CHIX
10 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6522S_1-2023-3-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 March 2023

Diageo plc
Transaction in Own Shares
13 March 2023

Diageo plc ('Diageo') announces that on 13 March 2023 it has purchased 220,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 March 2023	220,000	3,501.00	3,443.00	3,475.58	XLON
13 March 2023	-	-	-	-	CHIX
13 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8192S_1-2023-3-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 March 2023

Diageo plc
Transaction in Own Shares
14 March 2023

Diageo plc ('Diageo') announces that on 14 March 2023 it has purchased 203,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 March 2023	203,000	3,488.50	3,452.00	3,475.55	XLON
14 March 2023	-	-	-	-	CHIX
14 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9784S_1-2023-3-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 March 2023

Diageo plc
Transaction in Own Shares
15 March 2023

Diageo plc ('Diageo') announces that on 15 March 2023 it has purchased 203,100 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 March 2023	203,100	3,497.50	3,439.50	3,466.21	XLON
15 March 2023	-	-	-	-	CHIX
15 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1383T_1-2023-3-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 March 2023

Diageo plc
Transaction in Own Shares
16 March 2023

Diageo plc ('Diageo') announces that on 16 March 2023 it has purchased 80,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 March 2023	80,000	3,550.00	3,478.00	3,514.84	XLON
16 March 2023	-	-	-	-	CHIX
16 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2895T_1-2023-3-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 March 2023

Diageo plc
Transaction in Own Shares
17 March 2023

Diageo plc ('Diageo') announces that on 17 March 2023 it has purchased 220,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 March 2023	220,000	3,546.50	3,468.50	3,492.93	XLON
17 March 2023	-	-	-	-	CHIX
17 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4309T_1-2023-3-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 March 2023

Diageo plc
Transaction in Own Shares
20 March 2023

Diageo plc ('Diageo') announces that on 20 March 2023 it has purchased 140,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 March 2023	140,000	3,535.00	3,486.00	3,515.96	XLON
20 March 2023	-	-	-	-	CHIX
20 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5936T_1-2023-3-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 March 2023

Diageo plc
Transaction in Own Shares
21 March 2023

Diageo plc ('Diageo') announces that on 21 March 2023 it has purchased 140,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 March 2023	140,000	3,550.50	3,523.50	3,535.28	XLON
21 March 2023	-	-	-	-	CHIX
21 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7779T_1-2023-3-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 March 2023

Diageo plc
Transaction in Own Shares
22 March 2023

Diageo plc ('Diageo') announces that on 22 March 2023 it has purchased 104,533 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 March 2023	104,533	3,597.50	3,545.50	3,565.42	XLON
22 March 2023	-	-	-	-	CHIX
22 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement http://www.rns-pdf.londonstockexchange.com/rns/9297T_1-2023-3-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Close of partial tender offer for shares in EABL
Dated 24 March 2023

 Close of partial tender offer for shares in East African Breweries PLC

24 March 2023, London: Diageo, through its wholly-owned indirect subsidiary Diageo Kenya Limited ("Diageo Kenya"), is pleased to announce that it has successfully completed the partial tender offer to increase its aggregate equity stake in East African Breweries PLC ("EABL") from the current 50.03% to 65% (the "Tender Offer").

Noting that the Tender Offer was oversubscribed, Diageo Kenya applied the scale-down mechanism, specified in the Tender Offer Document, to purchase a pro-rata proportion of the shares that were tendered.

For further information please contact:

Investor relations:

Durga Doraisamy                                                              +44 (0) 7902 126 906
Andy Ryan                                                                          +44 (0) 7803 854 842
                                                                                              investor.relations@diageo.com

Media relations:

Clare Cavana                                                                      +44 (0) 7751 742 072
Isabel Batchelor                                                                 +44 (0) 7731 988 857
                                                                                              press@diageo.com
About EABL

EABL is a regional leader in beverage alcohol with an exceptional collection of brands across beer and spirits. Although the business is concentrated on three core markets of Kenya, Uganda and Tanzania, its products are sold in more than 10 countries across Africa and beyond. These include among others Tusker, Guinness, Bell Lager, Serengeti Lager, Kenya Cane, Chrome Vodka, Johnnie Walker, Captain Morgan and Smirnoff. EABL's ambition is to be one of the best performing, most trusted and respected consumer products companies in Africa.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 24 March 2023

Diageo plc
Transaction in Own Shares
23 March 2023

Diageo plc ('Diageo') announces that on 23 March 2023 it has purchased 163,756 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 March 2023	163,756	3,595.50	3,553.50	3,570.78	XLON
23 March 2023	-	-	-	-	CHIX
23 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0828U_1-2023-3-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 March 2023

Diageo plc
Transaction in Own Shares
24 March 2023

Diageo plc ('Diageo') announces that on 24 March 2023 it has purchased 140,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 March 2023	140,000	3,621.00	3,556.00	3,582.84	XLON
24 March 2023	-	-	-	-	CHIX
24 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2228U_1-2023-3-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 March 2023

Diageo plc
Transaction in Own Shares
27 March 2023

Diageo plc ('Diageo') announces that on 27 March 2023 it has purchased 175,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 March 2023	175,000	3,609.50	3,582.00	3,593.45	XLON
27 March 2023	-	-	-	-	CHIX
27 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3741U_1-2023-3-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Diageo announces CEO transition
Dated 28 March 2023

 Sir Ivan Menezes to retire from Diageo;
Debra Crew to be appointed Chief Executive Officer

28 March 2023: Today, Diageo announces that Sir Ivan Menezes has decided to retire as Chief Executive Officer and depart from the Diageo Board on 30 June 2023, following ten successful years leading the Company. Debra Crew, currently Chief Operating Officer, will be appointed Chief Executive Officer and join the Diageo Board, effective 1 July 2023.

Ivan joined Diageo through the merger of Guinness plc and Grand Metropolitan plc in 1997 and has held a number of senior positions in the business including Chief Operating Officer; President, Diageo North America; Chairman, Diageo Asia Pacific; and Chairman, Diageo Latin America and Caribbean. Ivan has been an Executive Director of Diageo since July 2012 and has served as Chief Executive Officer since July 2013, overseeing an outstanding period of change, growth and high performance.

During Ivan's tenure, Diageo has made great strides towards its ambition to become one of the best performing, most trusted and respected consumer products companies in the world. Diageo has grown significantly during this period, now selling over 200 brands in more than 180 markets and is today, the number one company by net sales value in Scotch whisky, vodka, gin, rum, Canadian whisky, liqueurs, and also tequila1, a category in which only eight years ago the company had no substantive position. And in December 2022, Guinness became the number one beer in the on-trade in Great Britain for the first time2.

Led by Ivan, Diageo has developed a leadership position in sustainability, becoming one of the top 1% of companies globally to achieve a "Double A" rating for Water Security and Climate Change from CDP (formerly the Carbon Disclosure Project), as well as a particularly strong stance on inclusion and diversity, with the company ranked number one in the UK, and number two globally, in Equileap's 2023 Gender Equality Report. And with Debra's appointment as Chief Executive Officer, women will make up more than 50% of Diageo's Executive Committee from 1 July 2023. During the past decade, Diageo's total shareholder returns have strongly outperformed the FTSE100, and the Company has continued its progressive policy to increase dividends every year. In January 2023, Ivan was awarded a Knighthood for services to Business and to Equality in His Majesty The King's 2023 New Year Honours List.

Prior to being appointed Chief Operating Officer in October 2022, Debra was President, Diageo North America and Global Supply, leading Diageo's largest market to 14% organic net sales growth in fiscal 2022, following on from 20% organic net sales growth in the prior year. Debra originally joined the Diageo Board as a Non-Executive Director in April 2019, before stepping down from the Board when appointed President, Diageo North America in July 2020.

Debra is the former President and CEO of Reynolds American, Inc., where she delivered strong performance growth before the company's acquisition, having previously served as President and Chief Operating Officer, and President and Chief Commercial Officer. Prior to that, Debra spent five years at PepsiCo, where she served as President, North America Nutrition; President, PepsiCo Americas Beverages; and President, Western Europe Region. Prior to PepsiCo, Debra held positions with Kraft Foods, Nestlé S.A. and Mars, Inc.

Debra is a graduate of the University of Denver, earned an MBA from the University of Chicago Booth School of Business, and previously served as an officer in the United States Army. She currently serves on the board of Stanley Black & Decker, Inc., having previously served on the boards of Newell Brands and Mondēlez International.

Javier Ferrán, Chairman, Diageo, said: "The Board is enormously grateful for Ivan's contribution over the past decade. Under his stewardship, Diageo has consistently delivered a truly impressive performance to become one of the most respected businesses in the world. Ivan has transformed Diageo's global footprint, brand portfolio and strategic focus, positioning our business as a clear leader in premium drinks. At the same time as delivering consistent shareholder returns, Ivan has nurtured a diverse and talented global workforce and made significant progress on the most material sustainability issues facing our business. Ivan leaves Diageo extremely well positioned for future growth, and we thank him again for everything he has helped us to achieve.

The Board has diligently planned for Ivan's successor, and we are delighted to have appointed a leader of Debra's calibre to the role. Debra has been a highly valued member of Diageo's leadership team in recent years with an impressive track record of delivery both at Diageo and across other global consumer goods companies. She has deep consumer industry expertise as well as proven strategic capabilities, strong operational performance and a clear ability to build and lead teams. I have no doubt that Diageo is in the right hands for the next phase of its growth."

Sir Ivan Menezes, Chief Executive Officer, Diageo, said: "It has been an enormous honour leading Diageo over the past decade. I am extremely proud of what we have achieved during that time, and I would like to thank my 28,000 talented colleagues around the world for all of their hard work, creativity and passion. I would also like to thank the Board for their encouragement, challenge and support over the years.

I am delighted to be handing over the reins to Debra. In the time that we have worked together, I have been consistently impressed with her passion for growth and for building high performing teams. I am confident that under Debra's leadership, and with our extraordinary portfolio of brands and culture, Diageo will go on to deliver our long-term performance ambition."

Debra Crew, Chief Operating Officer, Diageo, said: "I am delighted to be appointed Chief Executive Officer of Diageo. Ivan leaves Diageo in a very strong position for future growth and I look forward to working with our teams around the world to capture the opportunities ahead.

I am focused on continuing Diageo's extraordinary track record of building world-leading brands and enhancing our reputation as one of the most responsible businesses in what I believe to be the most exciting consumer products category. It is an incredible privilege to be leading Diageo through the next phase of its development."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.

1IWSR 2021
2CGA OPMS December 2022

Ends

Notes to editors:

Debra Crew will be appointed Chief Executive Officer and join the board on 1 July 2023.

Ivan Menezes is one of Britain's longest serving FTSE Chief Executives and has transformed Diageo into one of the world's leading premium drinks company, accounting for 10% (£2bn) of the UK's total food and drinks exports.

Ivan has championed women and ethnic diversity in business, and today, 47% of Diageo's Executive Committee are women and 47% are also ethnically diverse.

In February 2023, Diageo was named the top company for female representation at board level in the FTSE Women Leaders Review.

Ivan was Chairman of Movement to Work from 2017-2020, a UK voluntary organisation committed to tackling youth unemployment delivering 100,000 structured work placements for young people, with over 55% of participants securing permanent jobs.

Ivan is a Non-Executive Director of Tapestry Inc.; Chairman of the Council of The Scotch Whisky Association; and a member of the Global Advisory Board at Kellogg School of Management, Northwestern University.

Supplementary Information:

Full details of Debra Crew's future remuneration will be included in the Directors' Remuneration Report for the year ending 30 June 2023, following her appointment to the Board on 1 July 2023. Her remuneration package will include an annual salary of $1,750,000 and a pension contribution (or allowance in lieu) of 14% of base salary, in line with the maximum pension contribution level for new employees to the UK workforce.

Debra will also have an annual incentive plan opportunity, bonus deferral, long term incentive plan opportunity and shareholding requirement as an Executive Director in accordance with Diageo's remuneration policy, as approved by shareholders.

Information about the retirement terms for Ivan Menezes will be posted on the company's website in due course in accordance with the Companies Act requirements.

For further information please contact:

Investor relations:
Durga Doraisamy                              +44 (0) 7902 126906
Andrew Ryan                                     +44 (0) 7803 854842
                                                            investor.relations@diageo.com
Media relations:
Dominic Redfearn                               +44 (0)7971 977759
Clare Cavana                                      +44 (0)7751 742072
                                                             press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 28 March 2023

Diageo plc
Transaction in Own Shares
28 March 2023

Diageo plc ('Diageo') announces that on 28 March 2023 it has purchased 219,574 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 March 2023	219,574	3,569.50	3,531.00	3,545.70	XLON
28 March 2023	-	-	-	-	CHIX
28 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5311U_1-2023-3-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 March 2023

Diageo plc
Transaction in Own Shares
29 March 2023

Diageo plc ('Diageo') announces that on 29 March 2023 it has purchased 202,300 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 March 2023	202,300	3,572.50	3,548.50	3,559.26	XLON
29 March 2023	-	-	-	-	CHIX
29 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6798U_1-2023-3-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 March 2023

Diageo plc
Transaction in Own Shares
30 March 2023

Diageo plc ('Diageo') announces that on 30 March 2023 it has purchased 148,627 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 March 2023	148,627	3,594.50	3,573.00	3,583.78	XLON
30 March 2023	-	-	-	-	CHIX
30 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8460U_1-2023-3-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 31 March 2023

Diageo plc
Transaction in Own Shares
31 March 2023

Diageo plc ('Diageo') announces that on 31 March 2023 it has purchased 100,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
31 March 2023	100,000	3,618.00	3,588.50	3,608.18	XLON
31 March 2023	-	-	-	-	CHIX
31 March 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0308V_1-2023-3-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 31 March 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary